SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE “COMPANY”)

HELD ON DECEMBER 28, 2006

Mr. Ilan Erez, the Chief Financial Officer of the Company, duly appointed by the Board of Directors of the Company, called the Annual General Meeting (the “Meeting”) to order at 10:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company’s Articles of Association (the “Articles”) to all the Company’s shareholders of record as of November 17, 2006. Mr. Ilan Erez called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate 7,332,598 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 93.59% of the voting power of the Company.

Mr. Ilan Erez declared that the Meeting could be lawfully held and that a quorum was present.

Mr. Ilan Erez was appointed as Chairman of the Meeting.

THE AGENDA:

1.	To reelect five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law – 1999 (the “Companies Law”) and who are not subject to reelection at this Meeting.

2.	To reappoint Brightman Almagor & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2006 and until the next annual shareholders’ meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board of Directors.

3.	To provide Mr. David Golan with the same compensation package granted to the Company’s existing External Directors as of April 1, 2005.

4.	To approve the amendment and restatement of the current Articles of the Company with the Amended and Restated Articles of Association in the form attached as Exhibit A to the Notice of Annual Meeting of Shareholders distributed to the shareholders of the Company on November 22, 2006.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.	RESOLVED, to approve the appointment of Yossi Ben Shalom, Rimon Ben-Shaoul, Barak Dotan, Kenny Lalo and David Golan as directors of the Company for a term of one year and until their respective successors are duly elected.

For: 7,235,898 Ordinary Shares, constituting 100% of the shares present in person or by proxy and voting thereon.

Withheld From Vote: 96,700 Ordinary Shares.

2.	RESOLVED, that the re-appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2006 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board of Directors.

For: 7,235,998 Ordinary Shares, constituting 99.47% of the shares present in person or by proxy and voting thereon.

Against: 37,200 Ordinary Shares, constituting 0.51% of the shares present in person or by proxy and voting thereon.

Abstain: 1,200 Ordinary Shares, constituting 0.02% of the shares present in person or by proxy and voting thereon.

Withheld from Vote: 58,200 Ordinary Shares.

3.	RESOLVED, to provide Mr. David Golan with the same compensation package granted to the Company’s existing External Directors as of April 1, 2005.

For: 7,216,498 Ordinary Shares, constituting 99.20% of the shares present in person or by proxy and voting thereon.

Against: 47,600 Ordinary Shares, constituting 0.65% of the shares present in person or by proxy and voting thereon.

Abstain: 10,300 Ordinary Shares, constituting 0.14% of the shares present in person or by proxy and voting thereon.

Withheld from Vote: 58,200 Ordinary Shares.

4.	RESOLVED, to approve the amendment and restatement of the Articles with the Amended and Restated Articles of Association in the form attached as Exhibit A to the Notice of Annual Meeting of Shareholders distributed to the shareholders of the Company on November 22, 2006.

For: 5,260,073 Ordinary Shares, constituting 98.03% of the shares present in person or by proxy and voting thereon.

Against: 105,200 Ordinary Shares, constituting 1.96% of the shares present in person or by proxy and voting thereon.

Abstain: 300 Ordinary Shares, constituting 0.01% of the shares present in person or by proxy and voting thereon.

Withheld from Vote: 1,967,025 Ordinary Shares.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

/s/ Ilan Erez —————————————— CHAIRMAN - Ilan Erez

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: January 1, 2007